As filed with the Securities and Exchange Commission on November 23, 2012

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Alternative Investment Partners
Absolute Return Fund

(Name of Subject Company (Issuer))

Alternative Investment Partners
Absolute Return Fund

(Names of Filing Persons (Offeror and Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Stefanie V. Chang Yu, Esq.

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, New York 10036

(212) 296-6970

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with a copy to:

Richard Horowitz, Esq.

DECHERT LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$96,116,547 (a)	$11,014.96 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or provide the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,014.96	Filing Party: Alternative Investment Partners Absolute Return Fund
Form or Registration No.: Schedule TO	Date Filed: May 25, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transactions subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 25, 2012 (the “Statement Filing Date”) by Alternative Investment Partners Absolute Return Fund (the “Fund”) relating to an offer to purchase shares of beneficial interest of the Fund (“Shares”) in an amount up to 15% of the net assets of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, divided by the number of Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Shareholders which desired to tender Shares were required to submit their tenders by 12:00 midnight, Eastern time, on June 25, 2012 (the “Notice Date”). Shareholders were allowed to withdraw any tenders of their Shares until the Offer expired at 12:00 midnight, Eastern time, on July 5, 2012 (the “Expiration Date”).

2. Certain Shareholders validly tendered all or some of their respective Shares (as designated by such Shareholders) as $41,127,306 in the aggregate before the Notice Date and did not withdraw such tenders before the Expiration Date. Those tenders were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of September 28, 2012 (the “Valuation Date”).

4. The payment of the purchase price of the Shares tendered was made in the form of promissory notes respectively given on July 24, 2012 to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about October 26, 2012 to the tendering Shareholders a total of $40,243,366, representing more than 90% of the unaudited net asset value of the total amount of the Shares tendered by Shareholders. The promissory note issued to a Shareholder also entitles such Shareholder to receive a contingent post-audit payment equal to the amount (if any) by which the net asset value of the Shares tendered by such Shareholder and purchased by the Fund as of the Valuation Date (as such net asset value may be adjusted based on the next annual audit of the Fund’s financial statements) exceeds the initial payment to such Shareholder. The post-audit payment will be paid promptly after the completion of the Fund’s annual audit. Proceeds of the initial payment and post-audit payment will be wire-transferred.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND

By:	/s/ Noel Langlois
	Name:	Noel Langlois
	Title:	Chief Financial Officer and Treasurer

Dated: November 23, 2012